

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 8, 2006

Via Mail and Fax

Haig S. Bagerdjian
President and Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

       RE: Point.360
               Form 10-K: For the Year Ended December 31, 2005
               Form 10-Q: For the Period Ended March 31, 2006
               File Number: 000-21917

Dear Mr. Bagerdjian:

       We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 6. Selected Financial Data, page 12

1. Based on your disclosure, it appears that EBITDA is intended to be a liquidity measure as you provide that EBITDA is a useful measure of cash flow availability. From the guidance in FRR 65 and Question 15 in the June 13, 2003 Frequently Asked Questions Regarding Non-GAAP Measures issued by the Commission, a reconciliation of EBITDA to net income would only be presented if the non-GAAP measure is used as a performance measure with a registrant being able to justify its use in this manner. In this regard, please delete the reconciliation of EBITDA to net income. A reconciliation of EBITDA to cash flows from operating activities may appear to be the most directly comparable liquidity GAAP measure. Please revise accordingly.

2. Further, please expand your disclosure to demonstrate how amounts represented by EBITDA have been factored into decisions to make cash available for the items indicated in note 1 to the table.

Item 7. Management's Discussion and Analysis …, page 14
Statistical Analysis, page 15

3. We note your presentation of pro forma amounts reflecting financial information without the effects of IVC acquired in July 2004. Furthermore, you provide two separate pro forma presentations for fiscal 2004 with one presentation solely excluding the effects of the write-off of acquisition and settlement costs and the other also excluding the effects of IVC's contribution to fiscal 2004 operating activity. As IVC has been acquired and is continuing to be a consolidated operating entity since its acquisition, an appropriate pro forma presentation for an acquisition would reflect the impact of IVC as if this company was acquired as of the beginning of fiscal 2003 for a discussion on a comparable basis (see the guidance in Article 11 of Regulation S-X). A presentation of pro forma information that details data *without* an entity that is presently in operations would be a non-GAAP presentation under the guidance in FRR 65. Furthermore, providing two separate pro forma presentations for the same fiscal year that reflects portions of elements from the same acquisition would also not be appropriate. Please revise your presentation accordingly.

Year Ended December 31, 2005 Compare to Year Ended December 31, 2004, page 16
Revenues, page 16

4. We note the reference here to "freight" included in revenues. Please disclose in the notes to consolidated financial statements the amount of freight and any other supplemental items (for example, handling, sales tax, etc.) included in revenues for all periods presented.

Item 8. Financial Statements and Supplementary Data, page 22
Consolidated Statements of Income, page 25

5. From disclosures in your business section and revenue recognition policy, we note
    that you provide services with an accounting policy based on services performed.
    Therefore, please revise the consolidated statement of income to disclose "Cost of
    Services" rather than "Cost of Products Sold" which is based on product sales.

Notes to Consolidated Financial Statements, page 28
Note 2. Summary of Significant Accounting Policies, page 28
Concentration of Credit Risk, page 28

6. From the Business section under Customers, page 5, we note that Twentieth Century
    Fox and affiliates comprised approximately 17% of fiscal 2005 revenues. Under the
    guidance in paragraph 39 of SFAS 131, please disclose the total amount of revenues
    from each customer that contributes 10% or more of consolidated revenues in any
    period. As stated in paragraph 39, a group of entities known to be under common
    control is considered a single customer for purposes of disclosure in SFAS 131.

Goodwill & Other Intangibles, page 29

7. Reference is made to the last paragraph and the discussion of goodwill that if events
    and circumstances indicate that the carrying amount of an asset may not be
    recoverable and the expected *undiscounted* future cash flow attributable to the asset is
    less than the carrying amount …. For finite-lived intangible assets subject to
    amortization this treatment is appropriate under the guidance in SFAS 142 (paragraph
    15) and SFAS 144 (paragraph 7). However, in accordance with the guidance in
    paragraph 19 of SFAS 142, the evaluation of recoverability for goodwill whereby you
    compare the fair value of a reporting unit with its carrying value is different than the
    evaluation of recoverability for finite-lived intangibles. Please advise and clarify the
    disclosure accordingly. In addition, the disclosure for goodwill should be expanded
    to address the methodology for determining fair value measurements (paragraphs 23-
    25) as well as the reporting units (paragraphs 30-31) of the entity used in the
    evaluation of impairment.

Note 3. Acquisitions, page 32

8. In regard to the IVC acquisition, please clarify for us in complete detail whether
    amounts associated with employment agreements were expensed in accordance with
    EITF 95-8 and paragraph 34 of SFAS 141 or included in the amount of the purchase
    price allocated to goodwill.

Note 4. Property and Equipment, page 34

9. Please specifically identify the useful life associated with each major class of
    depreciable assets.

Form 10-Q: For the Period Ended March 31, 2006

Consolidated Statement of Cash Flows, page 4

10. Please classify "Proceeds from sale of equipment" for 2006 in "Investing," pursuant to paragraph 16 of SFAS 95.

11. Additionally, based on note 3 to the financial statements, it appears that the "Proceeds from sale of equipment" relate to the sale of the Media Center real estate. If true, please revise the line item description accordingly.

12. Please ensure the accuracy of the summation of the elements within the financing section and all of the sections to the change in cash disclosed for 2006.

Note 4 – Stock Based Compensation, page 7

13. Please explain to us why the amount of stock based compensation recognized for the 2006 interim period is materially lower than pro forma amounts computed for interim periods during 2005.

14. In your next Form 10-Q and future filings as appropriate, please include the disclosures required by paragraphs A240 and A241 of SFAS 123R as appropriate. Your disclosure should include, but not be limited to, the basis for determining the expected term and expected volatility assumptions. In particular, we note that the combination of exercises and cancellations over the last three fiscal years disclosed in the latest Form 10-K indicates a term longer than five years relative to the number of options outstanding. Refer to Section D and Question 1 of Section H of SAB Topic 14 for further guidance.

Item 2. Management's Discussion and Analysis …, page 8
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 8

15. Please disclose the reasons for the unfavorable variances in revenues and gross profit margin percentage. Your disclosure should explain the underlying reason(s) for any factor cited, along with any expected continuing impact and extent of such and the anticipated timeframe involved. Refer to FR 36 as codified, Sections 501.01 and 04 for guidance.

16. We note the deterioration in the following since 2003: a) annual revenues (exclusive of the IVC acquisition); b) cash flows from operating activities; c) selling, general, and administrative expenses as a percent of sales; and d) gross profit margin percentage. We also note decreasing revenues in successive quarters since the third quarter of 2005, and lower revenues and cash flow from operating activities for the latest interim period relative to the comparable prior year period. However, there is no disclosure of these apparent trends. In your next Form 10-Q and future filings as

appropriate, please disclose the reasons underlying these trends, your expectations about their continuation, measures you are taking to address the relevant issues, and anticipated timeframe for resolution.

Liquidity and Capital Resources, page 9

17. We note material variances in cash flows from operating activities here and in your most recent Form 10-K for which there is no discussion. Please disclose the reasons for material variances in cash from operating activities. Your disclosure should be in terms of cash and not a recitation of changes in the line items that comprise such amount. Refer to section IV.B.1 of FR 72 for guidance.

Critical Accounting Policies and Estimates, page 10
Valuation of Long Lived and Intangible Assets, page 10

18. In view of the trend of deteriorating components of operations and cash flows indicated above, the deterioration of results of operations since 2003 into the latest interim period, and that your recent market capitalization is less than one third of your assets at March 31, 2006, please explain to us in detail how you concluded that there has been no impairment of goodwill or other long lived assets. Your explanation should include the significant assumptions used in related impairment analyses, the basis for these assumptions and their reasonableness relative to your historical experience.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Alan R. Steel, Executive Vice President, Finance and Administration, and
 Chief Financial Officer